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                                 EXHIBIT 9(D)


                                            April 29, 1994



New England Mutual Life Insurance Company
501 Boylston Street
Boston, Massachusetts 02116

Gentleman:

     This is to advise you that New England Zenith Fund (the "Trust") has established new series of shares, the Loomis Sayles Balanced, Draycott International Equity Series, Salomon Brothers U.S. Government Series, Salomon Brothers Strategic Bond Opportunities Series, Venture Value Series, Alger Equity Growth Series and CS First Boston Strategic Equity Opportunities Series (the "New Series") . In accordance with the Additional Series provision of Section 19 of the Transfer Agency Agreement dated as of February 27, 1987 between the Trust and you, the trust hereby requests that you act as Transfer and Dividend Disbursing Agent for the new series under the terms of such Transfer Agency Agreement.

     Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Trust and retaining one copy for your records.

     A copy of the Agreement and Declaration of trust establishing New England Zenith Fun is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed with respect to the Fund on behalf of the Fund by officers and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers of shareholders individually but are binding only upon the assets and property belonging to the Fund.



By: /s/ HENRY L. P. SCHMELZER
        ---------------------
        HENRY L. P. SCHMELZER
        President
        New England Zenith Fund


New England Life Insurance Company

By: /s/ H. JAMES WILSON
        ------------------
        Executive Vice President
        and General Counsel